SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 15, 2004

Commission File Number: 001-31274

SODEXHO ALLIANCE SA
3, avenue Newton
78180 Montigny-le-Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release dated September 15, 2004

EXHIBIT LIST

Item

1.	Press release dated September 15, 2004.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA

September 15, 2004	By:	/s/ Sian Herbert-Jones

		Name:	Sian Herbert-Jones
		Title:	Chief Financial Officer

Forward-looking Statement
This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimated” , “project ” , “plan” “pro forma,” and “intend” or future or conditional verbs such as “will,” “would,” or “may.” Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management ‘s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

EXHIBIT 99.1

Paris, September 15, 2004

SODEXHO ALLIANCE ANNOUNCES PIERRE BELLON’S SUCCESSION

Since June 12, 2003, the Sodexho Alliance senior management team has been comprised of Chairman and Chief Executive Officer Pierre BELLON and two Chief Operating Officers, Jean-Michel DHENAIN and Michel LANDEL.

To enhance the efficiency and cohesiveness of the Sodexho Group, the Board of Directors has decided following a recommendation by the Nominating Committee to modify this governance structure.

The positions of Chairman of the Board of Directors and Chief Executive Officer will be separated:

• The Chairman represents the Board, organizes and leads its meetings, and reports on these meetings to the Annual Meeting of Shareholders. He ensures that corporate governance systems operate efficiently and, in particular, that Directors are capable of fulfilling their roles.

• The Chief Executive Officer has broad powers to act in all circumstances in the Company’s name.

Effective September 1, 2005, Pierre BELLON will step down as Chief Executive Officer while continuing to serve as Chairman of the Board of Directors.

Michel LANDEL will be appointed Chief Executive Officer of Sodexho Alliance.
At the Board of Directors meeting on September 14, Pierre BELLON said “I am very happy with the Board’s decision, which represents the culmination of a two year process.”

Jean-Michel DHENAIN has decided to retire at the end of 2005 following a 34-year career with Sodexho, thanks to his talent, led him to the highest levels of management He will continue to work with Sodexho, sharing his experience and skills as Advisor to the Group.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world’s leading provider of food and management services. With 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.3 billion euro. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (1) 30 85 72 03 – Fax: + 33 (1) 30 85 50 05 – E-mail: jeanjacques.vironda@sodexhoalliance.com
Press Relations: Jérôme Chambin
Tel: + 33 (1) 30 85 74 18 – Fax: + 33 (1) 30 85 52 32 – E-mail: jerome.chambin @sodexhoalliance.com